# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Core Infrastructure Fund, CIK 0002031750
CUSIP: 04021D108
Title of class of securities: Common Shares of Beneficial Interest, Par Value $0.01 Per Share
Address of issuer's principal executive offices: C/O ARES MANAGEMENT LLC, 2000 AVENUE OF THE STARS, 12TH FLOOR, LOS ANGELES, California (CA), 90067
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-021362
Filed by CIK 0002059104

## Reporting persons
- Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 3,990,024.94; shared voting power 0; sole dispositive power 3,990,024.94; shared dispositive power 0; aggregate amount beneficially owned 3,990,024.94 (4.1% of the class)
  Comment: The percentage ownership information contained in Item 11 is based on 95,246,492 shares of Class I Common Stock of the Issuer outstanding as of January 31, 2026, based on information received from the Issuer.
- Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 3,995,796.42; shared voting power 0; sole dispositive power 3,995,796.42; shared dispositive power 0; aggregate amount beneficially owned 3,995,796.42 (4.2% of the class)
  Comment: The percentage ownership information contained in Item 11 is based on 95,246,492 shares of Class I Common Stock of the Issuer outstanding as of January 31, 2026, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: Ares Core Infrastructure Fund
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, NY 10067

## Item 2. Person Filing
Name of person filing:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II

Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III
Address of principal business office or, if none, residence:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II, 120, Tongil-ro, Jung-Gu, Seoul, 04517, Republic of Korea

Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III, 120, Tongil-ro, Jung-Gu, Seoul, 04517, Republic of Korea
Citizenship:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - Republic of Korea

Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - 3,990,024.94
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - 3,995,796.42
Percent of class:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - 4.1%
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - 4.2%
Sole power to vote or to direct the vote:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - 3,990,024.94
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - 3,995,796.42
Shared power to vote or to direct the vote:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - 0
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - 0
Sole power to dispose or to direct the disposition:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - 3,990,024.94
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - 3,995,796.42
Shared power to dispose or to direct the disposition:
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II - 0
Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Joint Filing Agreement

## Signatures
- Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust II: /s/ Jaewoo Chang, Jaewoo Chang / Manager (04/20/2026)
- Nonghyup Bank acting as trustee of Truston Core Infra Qualified Investment Type Private Investment Trust III: /s/ Jaewoo Chang, Jaewoo Chang / Manager (04/20/2026)